HH&L Acquisition Co.

Suite 2001-2002, 20/F, York House

The Landmark, 15 Queen’s Road Central

Central, Hong Kong

November 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HH&L Acquisition Co.

Registration Statement on Form S-4

Filed November 14, 2022

File No. 333-268322

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HH&L Acquisition Co. (“we,” “us,” “our,” or the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-4 (File No. 333-268322) initially filed with the Commission on November 14, 2022, together with all exhibits and amendments thereto (the “Registration Statement”), because the Company has elected not to proceed with the business combination contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact our legal counsel, Joel Rubinstein of White & Case LLP, at joel.rubinstein@whitecase.com, and Jessica Zhou of White & Case, at jessica.zhou@whitecase.com.

Sincerely,

/s/ Richard Qi Li
Richard Qi Li
Chief Executive Officer and Director

cc:	Joel Rubinstein, White & Case LLP Jessica Zhou, White & Case